VIA EDGAR

Mr. Joseph Cascarano
Senior Staff Accountant
Division of Corporation Finance
Securities & Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

May 14, 2020

Re:     Vonage Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2019, Filed February 21, 2020
Form 8-K, Filed February 18, 2020
File No. 001-32887

Dear Mr. Cascarano:

Vonage Holdings Corp. (the “Company”) is writing to respond to your letter dated April 16, 2020 concerning its Form 8-K filed on February 18, 2020. Below are the comments contained in your April 16, 2020 letter, together with the responses of the Company for each item noted.

Form 8-K filed February 18, 2020

Exhibit 99.1, page 7

Comment

1. Refer to Table 3 and 4 where we note your reconciliations of Income from Operations to Adjusted OIBDA, Net (loss) income to Net income (loss) excluding adjustments, and Adjusted Earnings Per Share for 2019 and 2018. You include adjustments for “Organizational transformation” costs, which you define as “exits of employees and facilities, system migration costs and certain professional related fees.” We also note the same adjustment for the same Non-GAAP measures for 2017. Please explain to us why these organizational costs are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the Division’s Non-GAAP C&DIs. In your response, please provide us the significant components of each of the expenses for the last three years.

We acknowledge the Staff’s comment and have considered the guidance of Question 100.01 of the Division’s Non-GAAP C&DIs in making adjustments for “Organizational transformation” costs in our non-GAAP measures of Adjusted OIBDA, Net income (loss) excluding adjustments, and Adjusted Earnings Per Share. Below we describe the Background of the Organizational Transformation and why the Company believes the costs included within these non-GAAP measures do not represent normal, cash operating expenses necessary to operate our business, and therefore why the adjustments for these costs are consistent with the Staff’s guidance.

23 Main Street • Holmdel, NJ 07733 • 732.528.2600 • vonage.com

Background

Vonage was traditionally a provider of residential VoIP communication services. The Company’s announced goal, however, is to become a pure-play Business software-as-a-service (“SaaS”) company, offering a suite of communications solutions for businesses (the “Organizational Transformation”).

A significant part of the Organizational Transformation has been achieved through the acquisition and integration of certain companies, principally the following, but also including a number of Broadsoft platform-based unified communications as a service companies (“UCaaS”):

1.	Nexmo, Inc., a global leader in the communications platform as a service sector (“CPaaS”) of the cloud communications market, in June 2016

2.	TokBox Inc., an industry leader in WebRTC programmable video that enables developers and enterprises to integrate live video into websites, mobile apps and IoT devices, in August 2018

3.	NewVoiceMedia Limited, an industry-leading cloud contact center as a service (“CCaaS”) provider, in October 2018 (collectively, the “Acquired Companies”).

The Organizational Transformation has required the integration of the Acquired Companies as well as substantial changes in the Company’s overall strategy, go-to-market motions, product and engineering needs, functional structure, and personnel and leadership needs. The execution of the Organizational Transformation was, and continues to be, complex, and has driven significant costs that do not reflect the requirements of the Company’s ongoing business operations. The Company expects that many of the projects for the Organizational Transformation will be completed in 2020.

Analysis

The projects related to the Organizational Transformation include (i) the elimination of personnel (requiring severance payments), (ii) system change management, (iii) exits of office locations and (iv) rebranding. Please see Appendix A for details of the related costs for the last three fiscal years. The Company does not view these Organizational Transformation costs as operating expenses necessary to operate the business. Rather, these costs are directed at permanently altering the Company’s operations for the long term.

Following is a discussion of each of the four cost components of the Organizational Transformation for which adjustments were made in the non-GAAP measures.

Employee Related Costs

The most significant component of our Organizational Transformation costs are employee exit costs arising from the need to align our personnel and leadership with an efficient, at-scale, SaaS operating model. Specifically, these employee exit costs consist of (i) exit costs associated with the elimination of positions that are no longer relevant to the Company, as these positions supported the Company’s prior business model and (ii) exit costs associated with reorganizing or restructuring functional areas and other changes in personnel and leadership corresponding to changes in the Company’s long-term strategy.

23 Main Street • Holmdel, NJ 07733 • 732.528.2600 • vonage.com

System Change Management

Systems migrations and process integrations were implemented to address the existence of various billing, financial, and procurement operations systems inherited from the Acquired Companies and additional companies acquired since 2013. Integration was required to support a cohesive at-scale SaaS business model. The costs included in “Organizational Transformation” primarily include advisory and consulting fees for each of the projects undertaken.

Facility Exit Costs

Organizational Transformation costs included office consolidations resulting from (i) eliminating portions of the workforce associated with legacy operations and (ii) eliminating redundant locations that were acquired.

Rebranding

Finally, a key aspect of the Company’s Organizational Transformation has been to give Vonage a new, unified, global identity and marketing strategy reflective of its new business model. The costs included in this item are professional and related service costs, and not marketing costs associated with run-the-business operations, and relate to transforming a multi-brand, multi-solution product set and sunsetting multiple brands associated with Acquired Companies.

Conclusion

In summary, the Company believes that these four components of Organizational Transformation costs are not costs necessary to operate the business. Management uses non-GAAP measures that exclude these costs in managing the business and considers them a useful supplement for investors to GAAP disclosures because they enhance an understanding of operating trends as well as comparability to other companies in the Company’s SaaS sector.

We have attached as Appendix B a definition of the Organizational Transformation included in our 2020 first quarter earnings release dated May 7, 2020 and to be included in future earnings releases through 2020.

Accordingly, and in consideration of Question 100.01, we respectfully submit to the Staff that it is appropriate for the Company to include adjustments in our non-GAAP measures for the Organizational Transformation costs discussed above. Please note that, as announced at our Q4 earnings call, beginning with Q1 2020, the Company has moved from Adjusted OIBDA to an Adjusted EBITDA metric that is reconciled to Net (loss) income in order to more closely match our SaaS peers and enhance comparability, and believes the adjustments discussed above are appropriate in connection with that non-GAAP measure as well.

2. Refer to Table 5 where we note you present the Non-GAAP measures: Adjusted revenues, Adjusted business total revenues and Adjusted business service revenues, which include adjustments for “Deferred revenue adjustment from acquired companies,” “Revenue from acquired companies (prior to acquisition) less revenue from divested businesses,” and “Outage credits and significant one-time items.” These measures appear to substitute individually tailored revenue recognition and measurement methods for those of GAAP as you are adjusting for amounts excluded from revenue under ASC 606. Please tell us how you considered the guidance of Question 100.04 of the Divisions Non-GAAP C&DIs and Rule 100(b) of Regulation G when presenting these measures.

23 Main Street • Holmdel, NJ 07733 • 732.528.2600 • vonage.com

Rather than accelerating revenue, which would be prohibited based on the Staff’s specific example in Question 100.4 of the Division’s non-GAAP C&DIs, the Company made adjustments for revenue from acquired and divested companies and outage credits so that investors would not infer an inflated revenue growth rate over the fiscal year 2018-2019 period based on a GAAP-only revenue analysis.

However, the Company respectfully acknowledges the Staff’s comment and, in light of this and the fact that more than a year has passed since our last material acquisition, the Company did not use the measures Adjusted revenues, Adjusted business total revenues and Adjusted business service revenues, as previously presented in Table 5, in the non-GAAP measures presented in its 2020 first quarter earnings release dated May 7, 2020, and will not do so in future earnings releases.

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This letter has been discussed with the Audit Committee of the Company’s Board of Directors.
If further information or clarification with respect to the foregoing is desired, please contact the undersigned at 732.444.6723.

VONAGE HOLDINGS CORP.

By:     /s/ David T. Pearson
David T. Pearson
Chief Financial Officer

cc:    Robert S. Littlepage, Securities and Exchange Commission
Alan Masarek, Chief Executive Officer
Randy K. Rutherford, Chief Legal Officer
David Levi, Chief Accounting Officer
Kevin Bernardo, Audit Partner, Deloitte & Touche, LLP

23 Main Street • Holmdel, NJ 07733 • 732.528.2600 • vonage.com

Appendix A

The following is a summary of costs included within organizational transformation for the years ended December 31, 2019, 2018, and 2017, respectively:

23 Main Street • Holmdel, NJ 07733 • 732.528.2600 • vonage.com

Appendix B

The costs identified as “Organizational Transformation” are related to the Company’s announced goal of becoming a pure-play Business software-as-a-service (“SaaS”) company, offering a suite of communications solutions for businesses. These costs include employee related exits, system change management, facility exit costs, and rebranding.

23 Main Street • Holmdel, NJ 07733 • 732.528.2600 • vonage.com